4-1-02

1108838

02030061

EXECUTION COPY



**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a copy of a notice of change of representative director of the Company filed with KOSDAQ on April 2, 2002, and (ii) an English translation of such notice.

# 대표이사 등 변경 안내

| | | |
|---|---|---|
| 1.구분 | | 대표이사 |
| 2.변경내용 | 가.변경전 | 대표이사 사장 신윤식<br>대표이사 부사장 조동성<br>대표이사 부사장 이인행 (각자대표이사) |
| | 나.변경후 | 대표이사 사장 신윤식<br>대표이사 부사장 이인행 (각자대표이사) |
| 3.변경이유 | | 일신상의 [redacted] 사유로 사임 |
| 4.변경일 | | 2002년 04월 01일 |
| 5.기타 | | - |

[English Translation]
April 03, 2002

Hanaro Telecom, Inc.

# Notice of Change of Representative Directors

1. Details of change
   - Before the change
     - President & CEO: Yun-Sik Shin
     - President & Senior Executive Vice President: Dong Sung Cho
     - President & Senior Executive Vice President: In Haeng Lee (Independent representative director)

   - After the change
     - President & CEO: Yun-Sik Shin
     - President & Senior Executive Vice President: In Haeng Lee (Independent representative director)

2. Ground for change: Mr. Dong Sung Cho resigned for personal reasons.
3. Date of Change: April 1, 2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Hanaro Telecom, Inc.**

Date: April 03, 2002

By: ______________________
Name: Kyu June Hwang
Title: Managing Director